Exhibit 99.1

AMARIN FILES REPLACEMENT UNIVERSAL SHELF REGISTRATION
STATEMENT

London, United Kingdom, July 13, 2006 -- Amarin Corporation plc (NASDAQ: AMRN), the London-based neuroscience company, announced today that it has filed a universal shelf registration statement with the Securities and Exchange Commission (“SEC”) that will, if declared effective by the SEC, allow the company to issue and sell from time to time up to $100 million of its ordinary shares, preference shares, warrants, purchase contracts and/or debt securities (including convertible debt securities), either individually or as units, in one or more offerings. If the SEC declares the universal shelf registration statement effective, the company will retire the unused portion of its previous shelf registration statement that was declared effective by the SEC in 2005.

Rick Stewart, Chief Executive Officer of Amarin, commented: “This filing is intended to simply replace our existing shelf registration statement. Amarin is already well funded with $33.3 million of cash at March 31, 2006 and has no current plans to offer any securities covered by the shelf”.

The terms of any offering under the registration statement will be established at the time of the offering. Proceeds from the sale of any securities will be used for the purposes described in a prospectus filed at the time of an offering.

The registration statement relating to these securities has been filed with the SEC but has not become effective. The securities may not be sold, nor may offers to buy the securities be accepted, prior to the time the shelf registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe. Miraxion’s development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Amarin maintains its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

Contacts:

Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of 13 July, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease and the development of our novel oral formulation of apomorphine, as an alternative to the currently available injectable formulation of apomorphine; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.